MANICOUAGAN MINERALS INC.
Suite 405, 133 Richmond Street West
Toronto, Ontario
M5H 2L3
(416) 542 – 3980

March 28, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C.
USA 20549

Attn: Room 3628.

Dear Sirs:

RE: Manicouagan Minerals Inc. - 12g(3)(b) exemption - 82-35067

In accordance with our ongoing filing obligations, please find enclosed a copy of our press release dated March 27, 2007.

Sincerely,

Manicouagan Minerals Inc.

Per:

Joseph Baylis
President and Chief
Executive Officer

ENC: MAM Press Release March 27, 2007 - MANICOUAGAN MINERALS CLOSES $6.2 MILLION FINANCING

#82-35067

RECEIVED

2007 APR -5 A 8:36

OFFICE OF INTERNATIONAL CORPORATE FINANCE

MANICOUAGAN MINERALS INC.
Suite 405, 133 Richmond Street West
Toronto, Ontario
M5H 2L3
(416) 542 – 3980

NEWS RELEASE

MANICOUAGAN MINERALS CLOSES $6.2 MILLION FINANCING

TORONTO, March 27, 2007 - Manicouagan Minerals Inc. (TSXV - MAM) is pleased to announce that it has closed the previously announced brokered private placement with Research Capital Corporation ("Research Capital"), raising gross proceeds of $6,222,960.

Manicouagan has issued 11,056,000 units of securities (the "Units") at a price of $0.18 per Unit; and 17,637,000 of "flow-through" common shares of Manicouagan (the "Flow-Through Shares") at a price of $0.24 per Flow-Through Share. Each Unit consists of one common share of Manicouagan and one half of one common share purchase warrant with each full warrant entitling the holder to purchase one common share at a price of $0.23 for a period of 24 months following the closing date of the offering provided that if the common share price closes at or above $0.60 for 20 consecutive trading days the warrants may be callable for exercise by Manicouagan on 20 days notice.

Common Shares issued pursuant to the private placement will be traded on the TSX Venture Exchange. All securities issued under this offering are subject to a hold period of four months and a day from the closing date expiring on July 28, 2007. The gross proceeds to Manicouagan from issuance of the Flow-Through Shares will be used for Canadian exploration expenses, which will be renounced in favour of the purchasers of the Flow-Through Shares. The net proceeds to Manicouagan from the Issuance of the Units will be used for working capital.

Research Capital received a cash commission of $457,434 representing 8.0% of the aggregate gross proceeds from the financing, reduced with respect to the proceeds from subscribers on a President's List and broker's warrants entitling it to purchase 2,113,758 common shares (being 8.0% of the aggregate number of units and flow-through shares sold under the offering, reduced with respect to the units and flow-through shares issued to subscribers on the President's List). Each broker's warrant will be exercisable to purchase one common share at any

time up to 24 months following the closing date at an exercise price equal to the issue price of the Units.

Manicouagan Minerals Inc. is a Canadian based exploration company with a diversified portfolio of properties. The Company currently holds four base metal projects located in Quebec and Saskatchewan, on which exploration programs are ongoing.

Additional information about Manicouagan Minerals and its exploration projects can be found at www.manicouaganminerals.com.

About Research Capital Corporation

Research Capital is an employee-owned, full service Investment Dealer focused on small to mid-cap growth companies. Research Capital has a dedicated mining practice and the Company employs over three hundred people across Canada.

Research Capital provides its clients with industry leading research, sales, and trading coverage. The platform leverages its investment banking capabilities through its highly effective distribution system which includes institutional and private client operations. Information about Research Capital is available at www.researchcapital.com.

Participation in the Private Placement by Related Parties

Vyco Limited, a Toronto based company of which Mr. Donald K. Johnson, one of the Corporation's directors and insiders, is president and director, has subscribed for an additional 2,084,000 Flow-Through Common Shares of the Corporation for aggregate gross proceeds of CDN$500,160. Such subscription was made for general investment purposes. Mr. Johnson who already had, prior to closing, direct or indirect control over more than 10% of the Common Shares of the Corporation, and was thus already an insider of the Corporation, now owns or exercises control or direction over 15,945,549 Common Shares of the Corporation representing 12.7% of the issued Common Shares of the Corporation as well as options to purchase a further 435,000 Common Shares of the Corporation.

In addition, certain other directors, officers and related parties of the Corporation have directly or indirectly subscribed for an additional 1,146,000 Flow-Through Common Shares of the Corporation and 55,556 Units.

For further information contact:

Joseph Baylis, President and
Chief Executive Officer
(416) 542-3980
investorrelations@manicouaganminerals.com

The securities being issued have not, nor will they be, registered under the United States Securities Act of 1933, as amended, and such securities may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from U.S. registration requirements.

The TSXV has not reviewed this news release and does not accept responsibility for the adequacy or accuracy of this news release. The TSXV has neither approved nor disapproved the contents of this news release.

All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators.

MANICOUAGAN MINERALS INC.
Suite 405, 133 Richmond Street West
Toronto, Ontario
M5H 2L3
(416) 542 – 3980

RECEIVED
2007 APR -5 A 8:36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 29, 2007

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C.
USA 20549

Attn: Room 3628.

Dear Sirs:

RE: Manicouagan Minerals Inc. - 12g(3)(b) exemption - 82-35067

In accordance with our ongoing filing obligations, please find enclosed a copy of our press release dated March 29, 2007.

Sincerely,

Manicouagan Minerals Inc.

Per:

Joseph Baylis
President and Chief
Executive Officer

ENC: MAM PRESS RELEASE MARCH 29, 2007 – MANICOUAGAN IDENTIFIES HIGH PRIORITY BASE METAL AND URANIUM TARGETS ON THE LAC MAUGUE PROJECT …

#82-35067

MANICOUAGAN MINERALS INC.
Suite 405, 133 Richmond Street West
Toronto, Ontario
M5H 2L3
(416) 542 – 3980

News Release

MANICOUAGAN INDENTIFIES HIGH PRIORITY BASE METAL AND URANIUM TARGETS ON THE LAC MAUGUE PROJECT; PLANS FOCUSED FOLLOW-UP PROGRAM TO IDENTIFY DRILL TARGETS

TORONTO, March 29, 2007 - Manicouagan Minerals Inc. (TSXV – MAM) announced plans today for a focused 2007 summer follow-up exploration program on priority copper-silver and uranium exploration targets on its Lac Maugue project. The Lac Maugue property is situated in the Dunphy-Romanet Lakes area of the central Labrador Trough region of northern Quebec, some 160 kilometres northwest of the all services town of Schefferville, Quebec. Work planned for the summer of 2007 is designed, in part, to delineate targets for drill testing in 2008.

Work done by MPH Consulting Limited, on behalf of Manicouagan Minerals, including evaluation of field prospecting, mapping and sampling activities completed during July to September, 2006. This work was integrated with the results of the Fugro Surveys magnetic and frequency-domain electromagnetic airborne geophysical survey which was also completed this summer. These results have identified a number of targets for follow-up.

Also, assessment file research completed by Manicouagan indicates that the Lac Maugue area was identified as an area of geological interest by uranium exploration groups in the 1970s. In 1978, Conwest Canadian Uranium Exploration reported **mineralized boulders assaying up to 2.35% U_3O_8** in the Why Lake area of the Lac Maugue property. Pursuant to the provisions of NI-43-101 it should be noted that this assay has not been confirmed by a geologist on behalf of Manicouagan and as such should not be relied upon. Given renewed interest in uranium exploration in the Central Labrador Trough an additional 169 claims (in aggregate approximately 8090 hectares) have been map staked to secure areas considered prospective for uranium mineralization.

A sketch showing the location of the project, related mining claims, the regional geology as well as detailed geology and sampling of the Lac Maugue showing area can be found with the copy of this press release posted on the Company's website at www.manicouaganminerals.com Also included on the sketch are the

place names and locations of the various showings referenced in this news release.

The Lac Maugue copper-silver occurrence and its strike extension is the principal and highest priority target of interest. As previously reported on September 11, 2006 channel samples of dolostone/siltstone mineralized with chalcopyrite, bornite and malachite from bedrock trench 2006-1 located 97 metres northwest of trench 93-5 along the Lac Maugue copper-silver zone averaged **132 g/t silver, 0.86% copper over 4.85 metres**. Included in this channel sample is a **1.0 metre section that assayed 237 g/t silver, 1.50% copper.**

The second high priority target of interest comprises the Why Lake area which is considered prospective for uranium mineralization based on assessment file reports.

Other targets for follow up consist of the Two Hat and One Paddle lake areas where zinc, lead and copper (± silver) and lead-zinc (± gold) mineralization in boulders and outcrop was encountered as well as known copper showings in the North Copper and Lac Romanet West areas. All of these areas are associated with conductive airborne geophysical anomalies which constitute potential targets of interest warranting further exploration.

Work at Lac Maugue planned for the summer of 2007 will consist of establishing a cut line grid over the Lac Maugue copper-silver showings and presumed extensions as evidenced by conductivity contrast trends apparent on results obtained from the helicopter-borne electromagnetic and magnetic survey. A 52 line kilometre gradient array Induced Polarization (IP) survey is planned to evaluate prospective trends over a strike length of approximately 3 kilometres. Initially gradient array IP will be completed on lines 200 metres apart with IP section coverage done on every second line. This work in conjunction with detailed surface prospecting, mapping and geochemical sampling is aimed at defining potential drill targets for drill testing in early 2008.

IP and detailed prospecting, mapping and geochemical sampling is planned for the North Copper and Lac Romanet West showings. Additional prospecting and sampling is planned for the One Paddle and Two Hats lake areas.

An airborne radiometry (including magnetics and electromagnetics) survey is planned for the Why Lake area including the additional 169 map staked claims.

BACKGROUND

Occurrences of copper, silver, lead, zinc, gold and other metals are widespread throughout the central Labrador Trough and the Dunphy-Romanet Lake region has known metal associations (uranium, copper, gold) and a geological environment which is indicative of potential for iron oxide copper-gold type

deposits in addition to the sediment-hosted copper-silver mineralization found at Lac Maugue.

The Lac Maugue copper-silver showings were originally explored by Outokumpu Mines Ltd. in 1993-94 over a largely overburden covered area with underlying bedrock consisting of magnetite rich argillite, dolomite and sandy dolomite encountered significant copper-silver mineralization in outcrop and boulders. One 3.19 metre section in bedrock trench 93-5, sampled by Outokumpu in 1993, assayed 0.61% copper and 135 g/t silver including a 0.5 metre section which assayed 1.26% copper and 267 g/t silver. Prospecting work some 800 metres northwest of, and along trend with, the above area in the early 1990's by Outokumpu Mines Ltd. reportedly discovered mineralized boulders that assayed up to 2.32% copper and 82.5 g/t silver. These results pre-date NI-43-101 requirements and the bedrock source of this material has not yet been discovered.

In view of the geological environment and the potential for large tonnage sedimentary-hosted deposits, Manicouagan Minerals total land holdings currently stand at 823 claims, including the original 88 claims acquired from the LSS (Labrador Silver Syndicate) and the previously mentioned 169 titles pending, covering approximately 39,440 hectares that secure selected areas of geological interest which are considered to have potential to host sedimentary hosted copper-silver deposits similar to the occurrences at Lac Maugue.

Exploration programs at Lac Maugue are being carried out under the supervision of Rod Thomas, Vice President – Exploration of the Company. Mr. Thomas, a professional geologist, has reviewed and verified the technical content of this press release on behalf of Manicouagan Minerals and qualifies under the definition of "Qualified Person" set out in National Instrument 43-101. Analytical services were provided by ALS Chemex of North Vancouver, BC.

Manicouagan Minerals Inc. is a Canadian based exploration company with a diversified portfolio of properties. The Company currently holds four base metal projects located in Quebec and Saskatchewan, on which exploration programs are ongoing.

Additional information about Manicouagan Minerals, the Lac Maugue project and the Company's other exploration projects can be found at www.manicouaganminerals.com.

For further information contact:

Joseph Baylis, President and
Chief Executive Officer
(416) 542 – 3980

The TSXV has not reviewed this news release and does not accept responsibility for the adequacy or accuracy of this news release. The TSXV has neither approved nor disapproved the contents of this news release.

All statements other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are exploration risks detailed herein and from time to time in the filings made by the Company with securities regulators.

(See attached sketch on next page)



Trench 2006-1
0.86 Cu(%),132 Ag (g/t)
4.85 (m)
5m
Trench 2006-2
Trench 93-5
5m
0.10 Cu(%),3 Ag (g/t)
2.80 (m)
5m
0.61 Cu(%),135 Ag (g/t)
3.90 (m)*
North Cu Showing
3.98 Cu(%), 103 Ag(g/t)
Lac Romanet
Lac Romanet Cu Deposit
20Mt 0.02-1.5 Cu(%)*
Lac Romanet Cu Occurrences
Why Lake Uranium Boulder
Lac Maugue Cu-Ag Occurrences
4.90 Cu(%),105 Ag(g/t)
3.05 Cu(%),121 Ag(g/t)
1.77 Cu(%),220 Ag(g/t)
10.65 Pb(%),7.53 Zn(%)
13.05 Pb(%),2.06 Zn(%)
Cu-Pb-Zn
One Paddle Lake
7.73 Pb(%),0.17 Zn(%)
5.91 Pb(%),3.58 Zn(%)
Two Hat Lake
0.79 Pb(%), 2.18 Zn (%), 6 Ag (g/t)
LEGEND
Manicouagan Minerals Pending Claims
EM-MAG Trend
Overburden
Churchill Province
Intrusive Granitic rocks
Basalt and pyroclastic rocks
Arkinite and Conglomerate
Stromatolitic Dolostone
Gabbro and Diorite
Known Mineralized Occurrences
Manicouagan Prospecting Samples
Cu - Copper
Pb - Lead
Zn - Zinc
Ag - Silver
Py - Pyrite
Lac Dunphy Cu Occurrences
Lac Dunphy
Lac Efflat Cu Occurrence
570000
580000
6250000
6230000
N
0
5
10
kilometres

END